UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

(Page 1 of 8 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,605,380 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,605,380 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,605,380 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
367,721 (1), (2)

	8	SHARED VOTING POWER
4,661,066 (1)

	9	SOLE DISPOSITIVE POWER
334,504 (1), (2)

	10	SHARED DISPOSITIVE POWER
4,694,283 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,028,787 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This amount includes 27,802 shares of Class B Common Stock that are obtainable upon exercise of options granted to the Reporting Person, of which options to acquire 17,958 shares of Class B Common Stock are currently exercisable.

(3) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
249,412 (1)

	8	SHARED VOTING POWER
4,690,975 (1)

	9	SOLE DISPOSITIVE POWER
216,195 (1)

	10	SHARED DISPOSITIVE POWER
4,724,192 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,940,387 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 8 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 13 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016,  Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, Amendment No. 6, filed with the SEC on December 20, 2016, Amendment No. 7, filed with the SEC on January 4, 2017, Amendment No. 8, filed with the SEC on March 6, 2017, Amendment No. 9, filed with the SEC on June 23, 2017, Amendment No. 10, filed with the SEC on August 3, 2017, Amendment No. 11, filed with the SEC on November 13, 2017 and Amendment No. 12, filed with the SEC on December 29, 2017 (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D.

This Amendment No. 13 is being filed in accordance with Rule 13d-2(a) under the Act to report a material decrease in the Reporting Persons' beneficial ownership percentage, due to an issuance of 3,450,000 Shares by the Issuer in an underwritten public offering of Shares by the Issuer that closed on July 27, 2018 (the "Offering").

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b)  As of the date hereof, CPMG may be deemed to be the beneficial owner of 4,605,380 Shares (approximately 18.1% of the total number of Shares outstanding).  This amount includes 2,912,523 Shares and 1,692,857 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	280,500 Shares and 114,946 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	109,415 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	431,155 Shares and 993,929 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	103,185 Shares held for the account of Blackwell Account;
(H)	37,909 Shares held for the account of Crested Crane;
(I)	63,481 Shares held for the account of Flamingo Fund;
(J)	442,560 Shares held for the account of Gallopavo;

SCHEDULE 13D

Page 6 of 8 Pages

(K)	748,253 Shares held for the account of Roadrunner Fund;
(L)	334,740 Shares held for the account of Sandpiper Fund;
(M)	110,640 Shares held for the account of Killdeer Fund;
(N)	44,200 Shares held for the account of Barred Owl;
(O)	34,897 Shares held for the account of UPenn Managed Account; and
(P)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 5,028,787 Shares (approximately 19.5% of the total number of Shares outstanding).  This amount includes 2,945,137 Shares, 2,055,848 Shares obtainable upon conversion of Class B Shares, and 27,802 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options granted to Mr. McGaughy, held as follows:

(A)	4,605,380 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)
25,004 Shares, 278,309 Shares obtainable upon conversion of Class B Shares, and 27,802 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options, held by Mr. McGaughy, over which he has sole voting and investment control;

(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

Of the Class B Share options granted to Mr. McGaughy, 17,958 have vested and are currently exercisable and 9,844 are scheduled to vest in four equal installments on
September 13, 2018, December 13, 2018, March 13, 2019 and June 13, 2019, subject to continued service through each vesting date.

As of the date hereof, Mr. Traweek may be deemed to be the beneficial owner of 4,940,387 Shares (approximately 19.2% of the total number of Shares outstanding).  This amount includes 2,940,142 Shares and 2,000,245 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	4,605,380 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

SCHEDULE 13D

Page 7 of 8 Pages

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 20,260,390 Shares outstanding as of July 19, 2018, as reported in the Issuer's prospectus supplement on Form 424B5 filed on July 26, 2018, (2) 3,450,000 Shares issued in the Offering, based on information from the Issuer, and (3) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

(c) On June 13, 2018, in connection with his service as a director on the Issuer's board of directors, Mr. McGaughy was awarded options to acquire 8,000 Class B Shares, plus opted to receive options to acquire 1,844 Class B Shares in lieu of director fees of $48,875.  These options have an exercise price of $39.48 per Class B Share, vest in four equal installments on September 13, 2018, December 13, 2018, March 13, 2019, and June 13, 2019, subject to continued service through each vesting date, and expire on June 13, 2028.  There have been no transactions by the Reporting Persons in the past sixty days.

SCHEDULE 13D

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

July 31, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).